HELIOGEN, INC.
130 West Union Street
Pasadena, California 91103

July 17, 2023

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Heliogen, Inc. Amendment No. 3 to Registration Statement on Form S-3 File No. 3333-271170

Ladies and Gentlemen:

Heliogen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-271170) to become effective on July 18, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Alexander Gefter of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John-Paul Motley of Cooley LLP, counsel to the Registrant, at (213) 561-3204, or in his absence, Alexander Gefter at (310) 883-6438.

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Very truly yours,

HELIOGEN, INC.

By:	/s/ Christiana Obiaya
Name:	Christiana Obiaya
Title:	Chief Executive Officer

cc:	John-Paul Motley, Cooley LLP

Alexander Gefter, Cooley LLP